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                                                                   Exhibit 23.02

                              CONSENT OF KPMG LLP


The Board of Directors
ONI Systems Corp.:

We consent to incorporation by reference in this registration statement on Form S-8 dated on or about February 26, 2001 to register common stock associated with the 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan of ONI Systems Corp., of our report dated March 9, 2000, relating to the consolidated balance sheets of ONI Systems Corp. as of December 31, 1998, and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from October 20, 1997 (inception) to December 31, 1997 and for each of the years in the two-year period ended December 31, 1999, which report appears in the prospectuses dated October 27, 2000, of ONI Systems Corp. filed pursuant to Rule 424(b) under the Securities Act of 1933.


/s/ KPMG LLP
Mountain View, California
February 26, 2001